Exhibit 7

	Compagnie Générale de Géophysique
	Computation of Earnings to Fixed Charges

	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31
	2001	2000	1999	1998	1997
	€	€	€	€	€

Interest expensed or capitalized	23.0	15.9	9.6	5.0	6.0
Amortized premiums/interest related to indebtedness	0	-0.8	1.1	0.0	0.0
Preference security dividend	—	—	—	—	—
Interest within rental expense	—	—	—	—	—
Preference security dividends	—	—	—	—	—

Total fixed charges	23.0	15.1	10.7	4.9	6.0

Pre-tax income from continuing operations	32.7	-5.0	-68.4	-23.3	36.9
Equity in income of investees	-8.8	-2.6	-0.7	0.6	2.7
Fixed charges	23.0	15.1	10.7	4.9	6.0
Amortization of capitalized interest	—	—	—	—	—
Distributed income to investees	—	—	—	—	—
Share pre-tax losses	—	—	—	—	—

Total earnings	46.9	7.5	-58.4	-17.8	45.5

Ratio of earnings to fixed charges	2.0	0.5	-5.5	-3.6	7.6
Deficiency of earnings to fixed charges	n.a.	-7.6	-69.1	-22.7	n.a.